Apex Discovers Mineralized Carbonatite at its Lac Le Moyne Project, Québec

Vancouver, British Columbia - December 15, 2025 - Apex Critical Metals Corp. (CSE: APXC | OTCQX: APXCF | FWB: KL9) ("Apex" or the "Company"), a Canadian mineral exploration company focused on the identification and development of critical and strategic metals, is pleased to announce results from a new carbonatite discovery at its 100%-owned Lac Le Moyne Project ("Lac Le Moyne" or "the Project") in Nunavik, Québec.

Highlights

• Discovery of new carbonatite occurrence at the Lac Le Moyne Project.

• 151 rock samples collected during the July 2025 program, marking the first targeted carbonatite exploration at the Project.

• Four (4) boulder grab samples returned >0.20% Nb₂O₅, with values up to 0.40% Nb₂O₅.

• Thirteen (13) samples returned > 0.25% total rare earth oxides (REO1), including a peak of 0.50% REO.

• An additional 77 claims have been staked to cover the interpreted up-ice source responsible for the anomalous boulder samples.

Sean Charland, CEO of Apex Critical Metals, commented, "There are only ~600 known carbonatite systems globally, so confirming the presence of carbonatite with substantially anomalous niobium and rare earth oxide mineralization during our first pass mapping and sampling campaign at Lac Le Moyne is a significant step forward for the Project and exceeded our expectations. The Project's position north of the Eldor Carbonatite Complex, a complex known for its high-grade Ashram Rare Earth and Fluorspar Deposit as well as high-proximal grade niobium, tantalum, and phosphate, highlights the potential for further discoveries in the area. We look forward to advancing follow-up work to refine targets and build on the results from this initial program."

The summer exploration program was completed in July 2025, with a total of 151 rock samples collected. The exploration program marked the first targeted exploration for carbonatite-hosted niobium (Nb) and rare earth element (REE) mineralization at the Project. The program was a helicopter-supported operation based out of Kuujjuaq, designed to evaluate multiple carbonatite outcrops originally mapped by Québec government geologists in the 1970s.

The elevated samples are dominated by carbonatite and carbonatite-related lithologies, with all four (4) boulder samples exceeding 0.20% Nb₂O₅ to a maximum of 0.40% Nb₂O₅ occurring in calcite-rich carbonatite boulders (Table 1, Figure 1). The strongest REO results (>0.25% REO, including the peak value 0.50%) are hosted within dolomitic carbonatite and carbonatite-altered units (Table 1). Additional elevated samples occur in calcite-carbonatite, fluorine-carbonatite, and metasomatic (fenite-style) rocks, supporting the interpretation of a multi-phase intrusive system with both carbonatite and alteration-related REE enrichment. Several of the carbonatite samples also exhibit high-grade phosphate, with seven (7) samples exceeding 5.0% P₂O₅ with a peak value of 10.36% P₂O₅, alongside notably enriched fluorine, including one sample assaying 4.94% F (Table 1). These signatures are fully consistent with apatite- and fluorite-bearing phases typically associated with REE mineralization in carbonatite systems.

The strongest niobium and REO results define a north-south-oriented corridor in the northeastern portion of the Lac Le Moyne Property. This trend hosts the majority of samples returning >0.20% Nb₂O₅ and >0.25% REO and represents a newly outlined carbonatite zone within the Project area. The elevated results do not coincide with the historically mapped extent of carbonatite outcrop, indicating the potential for an additional mineralized carbonatite system at Lac Le Moyne. Outcrop exposure across this corridor is limited, and the concentration of mineralized carbonatite and carbonatite-related boulders suggests strong potential for a buried carbonatite source within this newly defined trend.

An additional 77 mineral claims, totalling approximately 3,609 ha, were staked on the eastern margin of the Project to cover geophysical anomalies and the interpreted up-ice area, to the south/southeast, of the niobium-enriched boulders identified during the 2025 sampling program. This expanded land position now covers the most prospective target corridor and provides the opportunity for follow-up exploration for the 2026 field season.

N
Sample 2135039
0.40% Nb2O5
Sample 2135030
0.20% Nb2O5
Sample 2135081 / 82
0.35% and 0.20% Nb2O5
Legend
Lac Le Moyne Property Boundary
Newly Staked Claims
2025 Rock Samples
Sample Type
Outcrop
Boulder
REO (%)
<0.025
0.025 - .050
0.050 - 0.10
0.10 - 0.25
0.25 - 0.50
Metres
0 500 1,000 1,500
1:45,000
Coordinate System: UTM NAD83, Zone 19N
APEX
CRITICAL METALS
LAC LE MOYNE PROPERTY
QUEBEC, CANADA
2025 Rock Sample Assays
REO (%)
524000
526000
528000
530000
532000
534000
6330000
6328000
6326000
6324000
6322000
6320000
6318000
6316000
6314000

Figure 1. 2025 Surface Grab Samples (REO, %) - Lac Le Moyne Property

Table 1 2025 Surface Grab Samples - Select Assay Results

Sample	Easting	Northing	Sample Source	Lithology	REO[1] %	Nb₂O₅ %	P₂O₅ %	F %
2135010	6326555	528256	Outcrop	Dolomitic carbonatite	0.26	0.01	7.11	NA
2135012	6326504	528462.3	Outcrop	Dolomitic carbonatite	0.39	0.02	10.36	NA
2135018	6324637	529763.2	Boulder	Metasomatic rocks	0.30	0.01	1.18	NA
2135022	6325377	529488.5	Boulder	Dolomite-Carbonatite	0.43	0.02	1.03	NA
2135023	6325700	529709.2	Boulder	Carbonatite	0.17	0.08	6.99	NA
2135027	6325947	529776.7	Outcrop	Fluorine-Carbonatite	0.40	0.04	2.79	4.94
2135029	6325975	529564.4	Boulder	Calcite-Carbonatite	0.36	0.06	5.25	0.62
2135030	6326040	529484.8	Boulder	Carbonatite	0.26	0.20	1.73	0.31
2135032	6326069	529409.4	Boulder	Dolomitic carbonatite	0.35	0.08	1.87	NA
2135033	6325936	529410.1	Outcrop	Dolomitic carbonatite	0.37	0.06	0.75	NA
2135034	6325873	529596	Boulder	Calcite-Carbonatite	0.31	0.08	2.99	0.52
2135037	6326825	529546.2	Boulder	Calcite-Carbonatite	0.25	0.03	3.18	NA
2135039	6326605	529618.5	Boulder	Calcite-Carbonatite	0.19	0.40	5.03	NA
2135040	6326444	529623	Boulder	Dolomitic carbonatite	0.50	0.06	8.60	NA
2135077	6322296	527792.3	Outcrop	Calcite-Carbonatite	0.28	0.06	4.18	NA
2135081	6326027	529739.1	Boulder	Calcite-Carbonatite	0.24	0.35	9.17	0.82
2135082	6326032	529736.9	Boulder	Calcite-Carbonatite	0.16	0.20	3.71	0.35

1. Rare Earth Oxide (REO) is the summation of Ce2O3 + La2O3 + Pr2O3 + Nd2O3 + Eu2O3 + Sm2O3 + Gd2O3 + Tb2O3 + Dy2O3 + Ho2O3 + Er2O3 + Tm2O3 + Yb2O3 + Lu2O3 + Y2O3

The Company cautions that past results or discoveries on adjacent properties (i.e. Eldor) may not necessarily be indicative to the presence of mineralization on the Company's properties (i.e. Lac Le Moyne.)

Quality Assurance / Quality Control

All rock samples were collected in the field using a hammer and chisel. Locations were obtained using a handheld GPS or tablet with samples placed in pre-labelled sample bags. Metal tags with the sample numbers and flagging tape were left at each sample location.

Samples were shipped using via air, then ground from Kuujjuaq to Actlabs Laboratory in Ancaster, Ontario. Rock samples were prepped via RX1, Dry, crush (< 7 kg) up to 80% passing 2 mm, riffle split (250 g) and pulverize (mild steel) to 95% passing 105 µm. Analysis consisted of Code 8 by XRF, Code 8 - REE Assay (lithium metaborate/tetraborate fusion with subsequent analysis by ICP and ICP-MS), and 1A2 Au Fire Assay - AA, 30g weight, 5-5,000 ppb. Select samples were analyzed for fluorine with code 4F-F.

A Quality Assurance/Quality Control protocol was incorporated into the rock sampling program and included the insertion of four (4) certified reference material ("CRM) and two (2) quartz blanks. Due to the preliminary nature of the fieldwork, the Company also relied on the internal QA/QC procedures of Actlabs.

Management cautions that prospecting surface rock samples, and associated assays, as discussed herein, are selective by nature and represent a point location, and therefore may not necessarily be fully representative of the mineralized horizon sampled.

Qualified Person

The technical content of this news release has been reviewed and approved by François Gagnon, P. Geo. (OGQ License 1907), geologist for Dahrouge Geological Consulting Ltd. Mr. Gagnon has verified all scientific and technical data disclosed in this news release and certified analytical data underlying the technical information disclosed. Mr. Gagnon noted no errors or omissions during the data verification process.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company focused on advancing rare earth element (REE) and niobium projects that support the growing demand for critical and strategic metals across the United States and Canada. The Company's flagship Rift Project, located within the highly prospective Elk Creek Carbonatite Complex in Nebraska, U.S.A., hosts extensive rare earth rights surrounding one of North America's most advanced niobium-REE deposits. Historical drilling across the complex has reported broad intervals of high-grade REE mineralization, including intercepts such as 155.5 m of 2.70% REO and 68.2 m of 3.32% REO.

In Canada, Apex continues to advance its 100%-owned Cap Project, located 85 kilometres northeast of Prince George, British Columbia. The 2025 drill program confirmed a significant niobium discovery with 0.59% Nb₂O₅ over 36 metres, including 1.08% Nb₂O₅ over 10 metres, within a 1.8-kilometre-long niobium trend. The Cap Project continues to demonstrate strong potential for niobium mineralization within a large and previously unrecognized carbonatite system.

With a growing portfolio of critical mineral projects in both Canada and the United States, Apex Critical Metals is strategically positioned to help strengthen domestic supply chains for the minerals essential to advanced technologies, clean energy, and national security. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements with respect to the Company's Canadian and US-based prospective assets (more particularly described above), including the potential for additional acquisitions and the potential for exploration on the additional claims that were staked, statements regarding the potential for future discoveries in the area, statements regarding the potential future exploration on the Lac Le Moyne property to refine targets and confirm the source of geophysical anomalies. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the Company's properties are at an early stage of development and no current mineral resources or reserves have been identified by the Company thereof, that we may not be able to fully finance any additional exploration on the Company's properties; that even if we are able to raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.